

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2023

Shaofang Weng
Chief Executive Officer
Planet Image International Ltd
No. 756 Guangfu Road
Hi-tech Development Zone
Xinyu City, Jiangxi Province
People's Republic of China

>   **Re: Planet Image International Ltd**
>   **Amendment No. 6 to Registration Statement on Form F-1**
>   **Filed October 17, 2023**
>   **File No. 333-263602**

Dear Shaofang Weng:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 12, 2023 letter.

Amendment No. 6 to Registration Statement on Form F-1

General

1. We note your response to prior comment 1. We also note the penultimate sentence of the risk factor titled "Our success depends on the continuing efforts of our senior management and other key employees" has not been restored to the disclosure as it existed in the June 7, 2023 registration statement. Please restore this risk factor disclosure.

Shaofang Weng
Planet Image International Ltd
October 27, 2023
Page 2

   Please contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner at 202-551-6548 or Karina Dorin at 202-551-3763 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Cindy Li, Esq.